ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2016__ AND ENDING __12/31/2016__

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

929 West Shaker Circle

_____(No. and Street)_____

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

_____(Name – if individual, state last, first, middle name)_____

111 S. Pfingsten Rd, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, ___Frederick A. Henry_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FIMCO Securities, Inc._____, as of ___December 31_____, 20__16__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMIE HIBBELER
My Commission Expires
September 22, 2020
St. Charles County
Commission #16923168

_____Signature

President
_____
Title

_____
Notary Public

SWORN TO AND SUBSCRIBED BEFORE ME
THIS 28 DAY OF Feb A.D. 20 17
_____
NOTARY PUBLIC STATE OF MISSOURI
MY COMMISSION EXPIRES 09/22/202
COUNTY OF St Louis

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIMCO SECURITIES GROUP, INC

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2016

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
FIMCO Securities Group, Inc.

We have audited the accompanying statement of financial condition of FIMCO Securities Group, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FIMCO Securities Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the **year** then ended in accordance with accounting principles generally accepted in the United States of America.



MARCUMGROUP
MEMBER

Marcum LLP ▪ 111 S. Pfingsten Road ▪ Suite 300 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

The information contained in Schedules I, II and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of FIMCO Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 28, 2017

FIMCO SECURITIES GROUP, INC

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2016

Assets

Assets:

Cash	$	9,943
Commissions receivable		32,486
Other receivable		462
Total assets		42,891
Total assets	$	42,891

Liabilities and Stockholder's Equity

Liabilities:

Stockholder's Equity:

Common stock: $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in-capital	269,548
Retained (deficit)	(226,658)
Total stockholder's equity	42,891
Total liabilities and stockholder's equity	$ 42,891

FIMCO SECURITIES GROUP, INC

STATEMENT OF INCOME

Year Ended December 31, 2016

Revenues:		
Commission income	$	128,471
Total revenues		128,471
Operating Expenses:		
Regulatory fees and expenses		2,137
Professional fees		29,886
General and administrative		455
Total operating expenses		32,478
Net Income	$	95,993

FIMCO SECURITIES GROUP, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2016

	Common Stock*		Additional Paid-in Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2015	100	1	268,048	(230,767)	37,282
Distributions	-	-	-	(91,884)	(91,884)
Contributions	-	-	1,500	-	1,500
Net Income	-	-	-	95,993	95,993
Balance, December 31, 2016	100	$ 1	$ 269,548	$ (226,658)	$ 42,891

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	95,993
Effects of changes in operating assets and liabilities:		
Receivables		(1,730)
Accounts Payable		(3,500)
Net cash provided by operating activities		90,763
Cash flows from financing activities:		
Distributions to shareholder		(91,884)
Contributions from shareholder		1,500
Net cash used in financing activities		(90,384)
Net increase in cash		379
Cash at beginning of year		9,563
Cash at end of year	$	9,943

Notes to Financial Statements
December 31, 2016

1. Summary of Significant Accounting Policies

Business Activity

FIMCO Securities Group, Inc. (the "Company") was incorporated in the state of Wisconsin on March 25, 1992. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Significant accounting policies followed by the Company are presented below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commission Receivable

Commissions receivable consist of 12b-1 fees. An allowance for uncollectible receivables is not considered necessary as the Company collects all amounts in the subsequent month.

Revenue Recognition

Commission income is recorded in the month in which it was earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to U.S, federal income tax examinations for years ending before December 31, 2013 and Wisconsin income tax examinations for years ending before December 31, 2013.

Notes to Financial Statements
December 31, 2016

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $41,998, which is in excess of the minimum requirement by $36,998. The ratio of aggregate indebtedness was .00 to 1.

3. Regulatory Exams

The Company is periodically subject to examination of its operations by various regulatory agencies. The Company is not currently subject to any ongoing regulatory exams.

4. Related Party

The Company's principal place of operations is the stockholder's primary residence. The stockholder does not charge the Company occupancy or other operating expenses.

FIMCO SECURITIES GROUP, INC

Schedule I: Net Capital Under Rule 15c3-1 and Computation of Aggregated Indebtedness
December 31, 2016

Computation of net capital:		
Stockholder's equity	$	42,891
Less non-allowable assets:		
Non-allowable cash		(431)
Other assets		(462)
Total non-allowable assets		(893)
Net capital	$	41,998
Aggregate indebtedness:		
Total aggregate indebtedness - total liabilities	$	-
Computation of basic net capital requirement:		
Minimum net capital required based on aggregate indebtedness	$	-
Minimum net capital required	$	5,000
Excess net capital	$	36,998
Ratio of aggregate indebtedness to net capital		0.00

Reconciliation of Net Capital and Aggregate Indebtedness

Net Capital, as reported in the Company's Part IIA Originally-Filed (unaudited) FOCUS Report	$	9,512
Asset Adjustments:		
Add: Trail receivable		32,486
Liability Adjustments:		
Net Capital per Preceding	$	41,998

FIMCO SECURITIES GROUP, INC

Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3
December 31, 2016

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3.

FIMCO Securities Group, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) FIMCO Securities Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FIMCO Securities Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) FIMCO Securities Group, Inc. stated that FIMCO Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FIMCO Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FIMCO Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 28, 2017



FIMCO SECURITIES GROUP, INC.'S EXEMPTION REPORT

FIMCO Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1), and the Company met the exemption provisions through the year ended December 31, 2016 without exception.

FIMCO Securities Group, Inc.

I, Frederick A. Henry, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Frederick A. Henry
President